Montgomery Real Estate Service, Inc.
191 Chestnut Street
Springfield, MA 01103

To: Securities and Exchange Commission
VIA EDGAR

July 20, 2009

Re:          Montgomery Real Estate Service, Inc.
Preliminary Information Statement on Schedule 14C
Filed July 2, 2009
File No. 000-53146

Dear Erin Martin:

We have filed on EDGAR Amendment No. 1 to our Preliminary Information Statement on Schedule 14C. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

Item 1. Information Required by Items of Schedule 14A, page 5

B. Amendment of Charter, page 5

1. Please describe in more detail how your charter will be amended to permit the 1 for 100 reverse stock split of your common stock.

Response: We have amended our Preliminary Information Statement on Schedule 14C and added the following information:

Once the Definitive 14C Information Statement has been filed with the SEC, we intend to file a Certificate of Change Pursuant to NRS 78.209 to effect a One (1) Share of Common Stock, $.001 par value, to be issued after the change in exchange for One Hundred (100) issued shares of Common Stock, $.001 par value. Accordingly, we will also need to file a Certificate of Amendment to amend Article 1 of the Company’s Articles of Incorporation to change the name of the Company to Man Shing Agricultural Holdings, Inc. Please see exhibit A & B for our intended filings to effect the Reverse Split and Name Change.

Reasons for the Reverse Split Proposal, page 5

2. We note your disclosure on page 6 that describes your plans to restructure your organization in order to consummate a merger. Please tell us if the reverse split proposal is part of your restructuring plan and if so, please revise your disclosure in this section to clarify that the reverse split is in contemplation of a merger.

Response: We have amended our Preliminary Information Statement on Schedule 14C and added the following information:

The reverse split proposal is part of the Company’s restructuring plan. The Company believes that the reverse split would be in the best interest of the Company because it has been in recent talks with a candidate for a merger, and although no definitive agreement has yet been reached and we are considering many options, we feel that reducing the amount of capital might make us a more attractive merger candidate.

3. Please confirm that you do not intend to issue any shares available from the reverse split in connection with the potential merger that you have described on page 6 of the information statement.

Response: We have amended our Preliminary Information Statement on Schedule 14C and confirmed the following:

At this time, we have no definitive plans to issue any shares available from the reverse split in connection with the potential merger.

Name Change Proposal, page 6

4. In the last paragraph of this section, you state that you have attached as Exhibit A the text of your proposed amendment to the articles of incorporation, however, this exhibit has not been attached to your information statement. Please revise accordingly.

Response: We have amended our Preliminary Information Statement on Schedule 14C and have attached the exhibit of the proposed filings with the Nevada Secretary of State.

We acknowledge:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Duane Bennett
Duane Bennett
President